EXHIBIT 1


June 15, 2006




Mr. Zach Lonstein, Chairman/CEO
Infocrossing Inc.
2 Christie Heights St.
Leonia, NJ  07605

Dear Zach,

My colleagues and I are grateful for the meetings we have had with you over the past months, during which we have gained a growing appreciation of Infocrossing's unique place in the United States information technology outsourcing industry. We are very encouraged by the integration of (i) Structure, the transformative acquisition done last year. We are also supportive of your concentration on cost savings, logical customer expansion initiatives and free cash flow generation.

We believe that Infocrossing's shares are substantially undervalued, and are supportive of your initiatives for value creation for all shareholders. RLR Capital Partners and RLR Focus Fund are significant shareholders of Infocrossing, owning 1,084,191 shares, which approximates 5.1% of shares outstanding.

We believe that the coming months will offer Infocrossing the opportunity to explore value creating strategic and capital structure opportunities. No other independent U.S. company in your industry offers the range of service capabilities you provide. We are confident that you and your board will focus on the best available alternatives to capitalize on your very favorable industry positioning in order to enhance shareholder value.

We look forward to our ongoing dialogue with you and your board and a mutually rewarding relationship.

Very Truly Yours,

/s/ Robert L. Rosen
--------------------
Robert L. Rosen
Managing Partner